Exhibit 99.1

China Yuchai International Announces

Unaudited Fourth Quarter 2019 Financial Results

SINGAPORE, Singapore, March 30, 2020—China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and the twelve months ended December 31, 2019. The financial information presented herein for the fourth quarters and year 2019 and 2018 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Fourth Quarter of 2019

•	Revenue increased by 25.4% to RMB 5.7 billion (US$ 814.6 million) compared with RMB 4.5 billion in the fourth quarter of 2018;

•	Gross profit increased by 28.5% to RMB 1.1 billion (US$ 158.8 million), with gross margin of 19.5%, compared with RMB 0.9 billion and a gross margin of 19.0% in the fourth quarter of 2018;

•	Operating profit decreased by 3.6% to RMB 320.8 million (US$ 46.0 million), compared with RMB 332.6 million in the fourth quarter of 2018;

•	Net earnings attributable to China Yuchai ’s shareholders increased by 9.3% to RMB 209.6 million (US$ 30.0 million) compared with RMB 191.8 million in the fourth quarter of 2018;

•	Basic and diluted earnings per share were RMB 5.13 (US$ 0.74), compared with RMB 4.69 for the fourth quarter of 2018;

•	The total number of engines sold increased by 0.8% to 94,649 units compared with 93,881 units in the fourth quarter of 2018.

The revenue for the fourth quarter of 2019 increased by 25.4% to RMB 5.7 billion (US$ 814.6 million) from RMB 4.5 billion for the fourth quarter of 2018. The revenue increase was mainly due to a change in product mix.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the fourth quarter of 2019, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 2.9%; truck sales increased by 2.0% with heavy-duty truck sales increased by 13.6%. GYMCL’s heavy-duty truck engine sales in the fourth quarter of 2019 increased by 49.8%. The CAAM bus market increased by 10.4% in the fourth quarter of 2019. GYMCL’s bus engine sales growth exceeded the market growth as sales of medium-duty bus engines grew significantly. GYMCL’s off-road engine sales rose in the fourth quarter of 2019, led by higher sales in the industrial engine market.

Gross profit increased by 28.5% to RMB 1.1 billion (US$ 158.8 million) compared with RMB 0.9 billion in the fourth quarter of 2018. Gross margin was 19.5% in the fourth quarter of 2019 compared with 19.0% in the fourth quarter of 2018. The growth in the gross margin was mainly attributable to product mix, and was partially offset by higher production costs related to the National VI engines in the fourth quarter of 2019.

Other operating income was RMB 104.4 million (US$ 15.0 million) compared with RMB 64.4 million in the fourth quarter of 2018. The increase was mainly due to higher interest income and government grants.

Research and development (“R&D”) expenses increased by 111.7% to RMB 228.0 million (US$ 32.7 million) from RMB 107.7 million in the fourth quarter of 2018. Higher R&D expenses were mainly due to the further development of a portfolio of next-generation National VI and Tier 4 engines as well as improvements in the engines’ quality and performance. In the fourth quarter of 2019, the total R&D expenditures, including capitalized development costs, were RMB 397.7 million (US$57.0 million) and it represented 7.0% of the revenue, compared with RMB 222.9 million, representing 4.9% of revenue in the fourth quarter of 2018.

Selling, general & administrative (“SG&A”) expenses increased by 36.5% to RMB 663.2 million (US$ 95.1 million) from RMB 485.8 million in the fourth quarter of 2018. SG&A expenses represented 11.7% of revenue compared with 10.7% in the fourth quarter of 2018. The higher SG&A expenses were mainly attributed to higher warranty expenses and higher impairment losses on trade receivables in the fourth quarter of 2019.

Operating profit decreased by 3.6% to RMB 320.8 million (US$ 46.0 million) from RMB 332.6 million in the fourth quarter of 2018. The operating margin was 5.6% compared with 7.3% in the fourth quarter of 2018.

Finance costs decreased by 12.8% to RMB 27.1 million (US$ 3.9 million) from RMB 31.1 million in the fourth quarter of 2018 mainly due to lower interest rates on both bank borrowings and bills discounting.

In the fourth quarter of 2019, total net profit attributable to China Yuchai’s shareholders increased by 9.3% to RMB 209.6 million (US$ 30.0 million) from RMB 191.8 million in the fourth quarter of 2018. Basic and diluted earnings per share were RMB 5.13 (US$ 0.74) compared with RMB 4.69 in the fourth quarter of 2018.

Basic and diluted earnings per share in the fourth quarter of 2019 and 2018 were based on a weighted average of 40,858,290 shares.

Financial Highlights for the Financial Year of 2019

•	Revenue increased by 10.8% to RMB 18.0 billion (US$ 2.6 billion) compared with RMB 16.3 billion in 2018;

•	Gross profit was flat at RMB 3.1 billion (US$ 445.2 million) and gross margin was 17.2% compared with a gross margin of 19.0% in 2018;

•	Operating profit decreased by 10.6% to RMB 1.1 billion (US$ 164.3 million) compared with RMB 1.3 billion in 2018;

•	Basic and diluted earnings per share declined by 13.0% to RMB 14.81 (US$ 2.12) compared with RMB 17.02 in 2018;

•	The total number of engines sold increased slightly to 376,148 units compared with 375,731 units in 2018.

According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 4.5% in 2019; the overall truck market decreased by 4.7% with a 2.1% increase in heavy-duty truck sales. GYMCL’s truck engine sales declined less than the market, and it had higher sales in the heavy-duty engine market. The bus market remained weak and experienced a 2.6% decline in sales, however GYMCL’s engine sales increased in the medium-duty bus engine markets. GYMCL’s off-road engine sales increased in 2019 compared with 2018 led by higher sales in the industrial and agricultural machinery markets.

Gross profit was flat at RMB 3.1 billion (US$ 445.2 million) compared with 2018. The gross profit margin was 17.2% in 2019 compared with 19.0% in 2018. The 2019 gross margin was lower primarily due to the changes in product mix as well as the higher production costs related to the National VI engines in 2019.

Other operating income increased by 75.7% to RMB 338.5 million (US$ 48.5 million) compared with RMB 192.7 million in 2018. The increase was mainly due to higher interest income and government grants.

R&D expenses increased by 9.9% to RMB 492.2 million (US$ 70.6 million) compared with RMB 447.7 million in 2018. In 2019, total R&D expenditures including capitalized costs, were RMB 859.0 million (US$ 123.1 million) and represented 4.8% as a percentage of revenue, compared with RMB 643.5 million, representing 4.0% of revenue in 2018. R&D expenses were mainly for research and development of a portfolio of new engines compliant with the next-generation National VI emission standards, and to enhance quality and performance.

SG&A expenses rose by 16.2% to RMB 1.8 billion (US$ 258.9 million) from RMB 1.6 billion in 2018. These expenses represented 10.0% of revenue compared with 9.6% in 2018. The increase in SG&A expenses was primarily due to higher warranty expenses and higher impairment losses on trade receivables.

Operating profit decreased by 10.6% to RMB 1.1 billion (US$ 164.3 million) from RMB 1.3 billion in 2018. The operating margin was 6.4% in 2019 compared with 7.9% in 2018.

Finance costs increased by 16.5% to RMB 131.8 million (US$ 18.9 million) from RMB 113.1 million in 2018 mainly due to higher amounts of bank borrowing and trade bills discounting in 2019 compared with 2018.

The net profit attributable to China Yuchai’s shareholders decreased by 13.0% to RMB 604.9 million (US$ 86.7 million), or basic and diluted earnings per share of RMB 14.81 (US$ 2.12), compared with RMB 695.3 million, or earnings per share of RMB 17.02 in 2018.

Basic and diluted earnings per share in 2019 and 2018 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at December 31, 2019

•	Cash and bank balances were RMB 6.4 billion (US$ 916.1 million) compared with RMB 6.1 billion at the end of 2018;

•	Trade and bills receivables were RMB 7.7 billion (US$ 1.1 billion) compared with RMB 7.4 billion at the end of 2018;

•	Inventories were RMB 2.8 billion (US$ 404.8 million) compared with RMB 2.5 billion at the end of 2018;

•	Trade and bills payables were RMB 5.7 billion (US$ 822.1 million) compared with RMB 4.6 billion at the end of 2018;

•	Short- and long-term borrowings were RMB 2.1 billion (US$ 294.6 million) compared with RMB 2.0 billion at the end of 2018.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We closed out the year on a high note as we reported unit sales growth in a number of engine markets in the fourth quarter of 2019. Our growth validated our strategy of reaching multiple market segments with a broad range of advanced powertrain solutions.”

“Our ongoing and significant investments in R&D and manufacturing processes enabled us to be one of the first-to-market leaders to introduce a large portfolio of engines compliant with the more stringent emission standards as those standards are undergoing nationwide implementation. The Yuchai brand will continue to be one of the technology innovators and leaders in the Chinese engine markets. During 2019, we also introduced 4 new energy powertrain systems with seven new products as part of our new strategy.”

“On a separate note, on March 10, 2020, a dividend for the 2019 year of RMB 402,040,944 was approved by GYMCL shareholders for all shareholders. China Yuchai has a 76.4% ownership of GYMCL and the dividend will be paid to the Company in due course. This dividend attests to the financial stability and commitment to the Company’s long-term shareholders during the current difficult market environment.”

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2019. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2019 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.9762 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2019. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2019 or at any other date.

Unaudited Full Year 2019 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on March 30, 2020. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 5687816 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2019, GYMCL sold 376,148 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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